
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4561

August 20, 2007

Robert Lunde
President
UraniumCore Company
595 Howe Street, Suite 600
Vancouver, BC, Canada

> **Re:** **UraniumCore Company**
> **Form 8-K Filed on August 14, 2007**
> **File No. 0-05186**

Dear Mr. Lunde,

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on August 14, 2007

1. We note that you refer to E. Randall Gruber, CPA, PC of Gruber & Company LLC as having been engaged to audit your financial statements. Revise to remove references to an unregistered individual and refer only to the PCAOB-registered firm, that is, Gruber & Company LLC. Tell us, and revise to clearly state the date on which Gruber & Company was engaged.

2. Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of any uncertainty regarding the company's ability to continue as a going concern. Amend accordingly.

3.   Revise the disclosure regarding disagreements with your former accountants to specifically include the subsequent interim period through the date the former accountants were dismissed.

4.   Please file, as an exhibit to your amended report, a letter from your former accountant stating whether it agrees with the statements made in your Form 8-K, and if not, stating the respects in which it does not agree. Refer to Item 304(3) of Regulation S-B.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        If you have any questions regarding these comments, please direct them to Tamara Tangen, Senior Staff Accountant, at (202) 551-3443 or the undersigned at (202) 551-3730.

                                        Sincerely,

                                        Stephen G. Krikorian
                                        Accounting Branch Chief